Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED JUNE 15, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock as of July 1, 2021; and
•to disclose the calculation of our May 31, 2021 NAV per share for Class I shares, Class E shares and Class N shares.

Portfolio Update

For the month ended May 31, 2021,the Company’s Class N NAV per share increased 0.35% from $27.5657 as of April 30, 2021 to $27.6623 as of May 31, 2021. This change was driven by appraisal activity on the Company’s healthcare, industrial and office portfolios, resulting from continued investor and tenant demand. Portfolio-wide occupancy is approximately 97% and collections remain high.
July 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2021 (and repurchases as of June 30, 2021) is as follows:

Transaction Price (per share)
Class T	$27.6625
Class S	$27.6625
Class D	$27.6625
Class I	$27.6531
Class E	$27.6768

The transaction price for each of our Class I and Class E shares is equal to such class’s NAV per share as of May 31, 2021. The transaction price for our Class T, Class S and Class D shares is based on our aggregate NAV per share as of May 31, 2021. A detailed calculation of the NAV per share is set forth below. As of May 31, 2021, we had not sold any Class T, Class S or Class D shares. As of May 31, 2021, the outstanding shares of our common stock consisted of Class I shares, Class E shares and Class N shares. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised quarterly by Capright or other third party appraisal firms engaged by Capright in accordance with our valuation guidelines and any appraisal performed by a firm other than Capright will be reviewed for reasonableness by Capright. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2021.

Our total NAV presented in the following tables includes the aggregate NAV of our Class E, Class I and Class N shares. The following table provides a breakdown of the major components of our total NAV as of May 31, 2021:

$ in thousands, except share data
Components of NAV	May 31, 2021
Investments in real estate	$140,026
Investments in real estate-related securities	4,915
Investments in unconsolidated entities	107,847
Cash and cash equivalents	2,084
Restricted cash	863
Other assets	645
Revolving credit facility	(80,374)
Subscriptions received in advance	(8)
Other liabilities	(2,731)
Accrued performance participation allocation	(455)
Net asset value	$172,812
Number of outstanding shares	6,247,151
The following table provides a breakdown of our total NAV and NAV per share by class as of May 31, 2021:

$ in thousands, except share data
NAV Per Share	Class I Shares	Class E Shares	Class N Shares	Total
Net asset value	$14	$4,319	$168,479	$172,812
Number of outstanding shares	490	156,066	6,090,595	6,247,151
NAV Per Share as of May 31, 2021	$27.6531	$27.6768	$27.6623
As of May 31, 2021, we have not sold any Class T shares, Class S shares or Class D shares.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	6.1%	5.6%
Office	6.8%	5.8%
Multifamily	6.0%	5.3%
Industrial	6.1%	5.4%

These assumptions are determined by Capright and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Healthcare Investment Value	Office Investment Values	Multifamily Investment Values	Industrial Investment Values
Discount Rate	0.25% decrease	2.0%	2.0%	1.9%	2.0%
(weighted average)	0.25% increase	(1.9)%	(2.0)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	2.9%	3.1%	3.1%	3.2%
(weighted average)	0.25% increase	(2.7)%	(2.8)%	(2.8)%	(2.9)%